File Pursuant to Rule 433

Registration No. 333-182469

American International Group, Inc.

$750,000,000

4.500% NOTES DUE 2044

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	4.500% Notes Due 2044

Expected Ratings (Moody’s / S&P)*:	Baa1 (Stable) / A- (Stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	October 9, 2014

Settlement Date:	October 15, 2014 (T + 3)

Maturity Date:	July 16, 2044

Principal Amount:	$750,000,000 (Securities will have terms identical to the $1,500,000,000 aggregate principal amount of 4.500% Notes due 2044 issued by the Issuer on July 16, 2014, which, together with the Securities, are part of a single series of debt securities of the Issuer)

Price to Public:	101.103% of principal amount

Gross Underwriting Discount:	0.875%

Net Proceeds to Issuer Before Expenses:	$751,710,000 (plus $8,343,750 of accrued interest)

Spread to Treasury Benchmark:	T + 137 basis points

Treasury Benchmark:	3.375% due May 15, 2044

Treasury Benchmark Yield:	3.062%

Coupon:	4.500%

Yield to Maturity:	4.432%

Interest Payment Dates:	Semi-annually on January 16 and July 16 of each year, commencing January 16, 2015 (interest accruing from July 16, 2014)

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Optional Redemption:	Make-whole redemption at any time prior to January 16, 2044 at a discount rate of Treasury + 20 basis points. Par redemption at any time on or after January 16, 2044.

CUSIP/ISIN:	026874DA2 / US026874DA29

Joint Book-Running Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

ANZ Securities, Inc.

Lloyds Securities Inc.

Mizuho Securities USA Inc.

nabSecurities, LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

UniCredit Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.